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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------

                                 SCHEDULE 14D-1

                       TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)

                       TRANSITIONAL HOSPITALS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                                  VENCOR, INC.
                              LV ACQUISITION CORP.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   893719104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 JILL L. FORCE
                             SENIOR VICE PRESIDENT,
                         SECRETARY AND GENERAL COUNSEL
                                  VENCOR, INC.
                             3300 PROVIDIAN CENTER
                             400 WEST MARKET STREET
                           LOUISVILLE, KENTUCKY 40202
                                 (502) 596-7300

           (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:

                            JOSEPH B. FRUMKIN, ESQ.
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

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     This Amendment No. 3 (this "Amendment") is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by Vencor, Inc., a Delaware corporation ("Vencor"), and LV Acquisition Corp., a Delaware corporation (the "Purchaser"), on May 7, 1997 as previously amended (as amended, the "Schedule 14D-1") with respect to the shares of Common Stock, par value $1.00 per share, of Transitional Hospitals Corporation, a Nevada corporation (the "Company"), including the associated rights to purchase Series B Junior Participating Preferred Stock of the Company. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, including the Offer to Purchase (the "Offer to Purchase") attached as Exhibit (a)(1) thereto.

ITEM 10.  ADDITIONAL INFORMATION.

     (c) On May 22, 1997, Vencor announced that it received a request for additional information from the Antitrust Division with respect to its filings under the HSR Act in connection with its $16.00 per Share tender offer for all the outstanding Shares. Accordingly, the HSR Act waiting period, which was originally scheduled to expire at 12:00 midnight, New York City time, on May 22, 1997, will be extended and will now expire 10 days after substantial compliance by Vencor with the request for additional information or upon its earlier termination by action of the Antitrust Division. On May 22, 1997, Vencor issued a press release regarding the request. The foregoing description of the event is qualified in its entirety by the text of such press release, which is filed herewith as exhibit (a)(10) to the Schedule 14D-1.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                                    DESCRIPTION
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
 (a)(10)         Press Release, dated May 22, 1997.
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                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated: May 23, 1997

                                          VENCOR, INC.

                                          By: /s/  W. BRUCE LUNSFORD
                                            ------------------------------------
                                            Name:  W. Bruce Lunsford
                                            Title: Chairman of the Board,
                                                   President and Chief
                                                   Executive Officer

                                          LV ACQUISITION CORP.

                                          By: /s/  W. BRUCE LUNSFORD
                                            ------------------------------------
                                            Name:  W. Bruce Lunsford
                                            Title: Chairman of the Board,
                                                   President and Chief
                                                   Executive Officer